              As filed with the Securities and Exchange Commission on November 26, 2001
====================================================================================================

                                 SECURITIES AND EXCHANGE COMMISSION
                                       WASHINGTON, D.C. 20549

                                             SCHEDULE TO
                                           (Rule 14d-100)

                      TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                               OF THE SECURITIES EXCHANGE ACT OF 1934
                                          (Amendment No. 2)

                              Bogen Communications International, Inc.
                              ----------------------------------------
                                 (Name of Subject Company (Issuer))

                         Bogen Communications International, Inc. (Offeror)
          ---------------------------------------------------------------------------------
          (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

                               Common Stock, Par Value $.001 Per Share
                               ---------------------------------------
                                   (Title of Class of Securities)

                                             097189-10-4
                                -------------------------------------
                                (CUSIP Number of Class of Securities)

                                            Jonathan Guss
                              Bogen Communications International, Inc.
                                            50 Spring St.
                                      Ramsey, New Jersey 07446
                                           (201) 934-8500
----------------------------------------------------------------------------------------------------
(Name,  Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on
                                     Behalf of Filing Persons)

                                           With a copy to:
                                      Joseph F. Mazzella, Esq.
                                     Nutter McClennen & Fish LLP
                                       One International Place
                                     Boston, Massachusetts 02110
                                           (617) 439-2000

                                      CALCULATION OF FILING FEE
Transaction Valuation*                                                          Amount of Filing Fee
    $4,500,000                                                                          $900

* Estimated for purposes of calculating  the amount of the filing fee only.  This amount assumes the purchase of 1,500,000 shares of common stock, par value $.001 per share, at the maximum tender offer price of $3 per share in cash.

[X] Check the box if any part of the fee is offset as provided by Rule  0-11(a)(2)  and identify the filing  with  which  the  offsetting  fee was  previously  paid.  Identify  the  previous  filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $900                                      Filing Party:   Issuer
Form or Registration No.:  5-52019                                  Date Filed:     November 5, 2001

[ ]  Check the box if the filing  relates  solely to  preliminary  communications  made  before  the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Chck the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

====================================================================================================

         This Amendment No. 2 to Schedule TO amends and  supplements  the Tender Offer  Statement on
Schedule TO originally  filed on November 5, 2001, as amended on November 20, 2001,  relating to the tender  offer by Bogen  Communications  International,  Inc.,  a Delaware  corporation,  to purchase
1,500,000  shares of its common stock,  par value $.001 per share, or such fewer number of shares as are properly  tendered and not properly  withdrawn.  Bogen is offering to purchase these shares at a price not  greater  than $3.00 per share nor less than  $2.50 per share,  net to the seller in cash, without interest, as specified by shareholders  tendering their shares. Bogen's offer is made on the terms and subject to the conditions set forth in the Offer to Purchase,  dated November 5, 2001, and in the related Letter of Transmittal,  which, as amended or supplemented from time to time, together constitute the offer.

         The information in the Offer to Purchase and the related Letter of  Transmittal,  copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B),  respectively, as amended by  Amendment  No. 1 to the  Schedule  TO, is  incorporated  in this  Amendment  No. 2 to
Schedule TO by reference,  except that such  information is hereby amended and  supplemented  to the extent specifically provided herein.

Item 4.  Terms of the Transaction

         Item 4 is hereby supplemented and amended as follows:

         The first  paragraph  under "7.  Conditions of Our Offer" is hereby amended and restated in its entirety as follows:

         Notwithstanding  any other  provision  of our offer,  we will not be required to accept for payment,  purchase or pay for any shares tendered,  and may terminate or amend our offer or may postpone the  acceptance  for payment of, or the purchase of and the payment for shares tendered,  subject to Rule 13e-4(f)  promulgated under the Securities Exchange Act of 1934, if at any time on or after  November  5, 2001 and prior to the  expiration  date any of the following  events occur or are determined by us to have  occurred,  that, in our reasonable judgment in any such case and  regardless  of the  circumstances  giving rise to the event, including  any action or omission to act by us,  makes it  inadvisable  to proceed with our offer or with acceptance for payment or payment for the shares in our offer:

                                              SIGNATURE

         After  due  inquiry  and to the  best of my  knowledge  and  belief,  I  certify  that  the information set forth in this statement is true, complete and correct.

                                                                       /s/ Jonathan Guss
                                                                       -----------------------------
                                                                       Jonathan Guss
                                                                       Chief Executive Officer
Date:  November 26, 2001